EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

National Penn Bancshares, Inc. Participants and Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158890) on Form S-8 of National Penn Bancshares, Inc. and subsidiaries (the “Company”) of our report dated June 29, 2011 with respect to the statements of net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental Schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of the National Penn Bancshares, Inc. Capital Accumulation Plan.

/s/ KPMG LLP
Philadelphia, PA
June 29, 2011